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                                                           SEC FILE NUMBER
                                                              001-16105

                                                             CUSIP NUMBER
                                                              861837 10 2


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


      (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                          [ ] Form N-SAR [ ] Form N-CSR

        For Period Ended: December 31, 2004

[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

        If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________

PART I.     REGISTRANT INFORMATION

Full name of registrant STONEPATH GROUP, INC.

Former name if applicable
________________________________________________________________________________

Address of principal executive office (Street and number)
1600 Market Street, Suite 1515

City, State and Zip Code   Philadelphia, Pennsylvania 19103

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PART II.  RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

        The Company is still in the process of restating its financial statements for the first and second quarters of 2004, which must be completed before the Form 10-K for the year ended December 31, 2004 can be finalized. The need to apply the Company's resources to those restatements and to the prior restatements of the Company's financial statements for calendar years 2001 through 2003 has prevented the Company from applying those resources to the timely completion of the Company's Form 10-K for the year ended December 31, 2004.

PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Thomas L.  Scully             (215)                   979-8370
     -----------------          -----------           ------------------
         (Name)                 (Area Code)           (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report (s).

                    [X]  Yes    [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X]  Yes    [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Based on work done to date, for the three months ended December 31, 2004, the Company estimates revenues to be $110,675,000, net revenues of $23,832,000 and a net loss of $6,030,000. Included in the net loss is a charge amounting to $4,368,000 for personnel, system and leasing costs incurred in connection with the restructuring of the Company's operations which commenced in the fourth quarter of 2004 and is expected to be completed by the end of the second quarter of 2005.


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     Based on work done to date, for the year ended December 31, 2004, the
     Company estimates revenues to be $367,080,000, net revenues of $84,722,000 and a net loss of $13,043,000. Included in the net loss is a charge amounting to $4,368,000 for personnel, system and leasing costs incurred in connection with the Company's restructuring plan which commenced in the fourth quarter of 2004 and is expected to be completed by the end of the second quarter of 2005. Also included in the net loss is a provision of $3,075,000 for excess earn-out payments arising from the restatement of the Company's financial statements for the years ended December 31, 2003, 2002 and 2001 as reflected in the Company's Form 10-K/A filed on February 11, 2005.

     These estimates are subject to further revision as the Company completes its financial statements for 2004.


                              STONEPATH GROUP, INC.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  3/16/05                           By  /s/ Robert Arovas
                                            ------------------------------------
                                            Robert Arovas, President

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (s232.201 or s 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (s232.13(b) of this chapter).